Filed Pursuant to Rule 433
Registration Statement No. 333-179569
March 12, 2012
Pricing Term Sheet
Dated as of March 12, 2012
Norfolk Southern Corporation

$600,000,000 3.000% Senior Notes due 2022

The following information supplements the Preliminary Prospectus Supplement dated March 12, 2012 (the “Preliminary Prospectus Supplement”), and is filed pursuant to Rule 433, under Registration No. 333-179569.

Issuer:	Norfolk Southern Corporation
Principal Amount:	$600,000,000
Expected Ratings (Moody’s/S&P)*:	Baa1(stable) / BBB+(stable)
Format:	SEC Registered
Denominations:	$2,000 x $1,000
Trade Date:	March 12, 2012
Settlement Date:	March 15, 2012 (T+3)
Maturity Date:	April 1, 2022
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2012
Benchmark Treasury:	UST 2.000% due February 15, 2022
Benchmark Treasury Price and Yield:	99-25 / 2.024%
Spread to Benchmark Treasury:	T+110 basis points
Yield to Maturity:	3.124%
Coupon:	3.000%
Public Offering Price:	98.937%
Make-Whole Call:
Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is three months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, and (ii) if the notes are redeemed on or after the date that is three months prior to the Maturity Date, 100%.

CUSIP#/ISIN#:	655844 BJ6 / US655844BJ66
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* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers:	PNC Capital Markets LLC SMBC Nikko Capital Markets Limited The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649. This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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